Form 10-C
Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Lifschultz Industries, Inc.
---------------------------------------------------------------------
EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER

641 West 59th Street, New York, NY  10019
---------------------------------------------------------------------
ADDRESS OF PRINCIPAL EXECUTIVE OFFICES

212-397-7788
---------------------------------------------------------------------
ISSUER'S TELEPHONE NUMBER INCLUDING AREA CODE


I.  Change in Number of Shares Outstanding
    Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security   Common Stock
                      -----------------------------------------------
2.  Number of shares outstanding before the change   44,175,535
                                                   ------------------
3.  Number of shares outstanding after the change    55,569,495
                                                  -------------------
4.  Effective date of change   October 24, 1996
                             ----------------------------------------

5.  Method of change  Voluntary conversion of convertible preferred
                     -------------------------------------------------
    stock into common stock by individual shareholders pursuant to the
    ------------------------------------------------------------------
    terms of the preferred stock.
    ------------------------------------------------------------------

II. Change in Name of Issuer

1.  Name of prior to change
                            -----------------------------------------
2.  Name after change
                      -----------------------------------------------
3.  Effective date of charter amendment changing name
                                                      ---------------
4.  Date of shareholder approval of change, if required
                                                        -------------

November 1, 1996    DENNIS R. HUNTER, PRESIDENT
---------------------------------------------------------------------
DATE       OFFICER'S SIGNATURE AND TITLE

Page 2